20012933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultimus Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Pictoria Drive, Suite 450
(No. and Street)

Cincinnati,	OH	45246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Preston 513-587-3409
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

221 East 4th Street, Suite 2900	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 3 0 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Preston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ultimus Fund Distributors, LLC, as of December 31, 20 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

GREGORY A. EVANS
Notary Public, State of Ohio
My Commission Expires 01-19-2022

Notary Public

Signature

VP, Chief Compliance Officer, Anti-Money Laundering Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION AND
EXEMPTION REPORT

For the year ended December 31, 2019

-CONTENTS-

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Building a better working world

Ernst & Young LLP
221 East. 4th St.
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Ultimus Fund Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules A, B, C and D has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether

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Building a better working world

such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2019.

March 27, 2020

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 774,503
Accounts receivable, net of allowance for doubtful accounts of $0	159,770
Due from affiliates	20,517
Prepaid and other assets	40,164
Total current assets	$ 994,954

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 54,413
Due to affiliates	121,731
Total current liabilities	176,144
MEMBER'S EQUITY	818,810
Total liabilities and member's equity	$ 994,954

See report of independent registered public accounting firm and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF OPERATIONS
Year Ended December 31, 2019

REVENUE:	
Distribution fees	$ 966,047
License fees	35,900
Underwriting income	13,430
Other income	7,038
Total revenues	1,022,415
EXPENSES:	
Management fees - related party (Note 3)	720,000
Professional fees	97,947
Registration fees	39,038
Other expense	35,376
Software expense	11,964
Total expenses	904,325
NET INCOME	$ 118,090

See report of independent registered public accounting firm and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2019

BALANCE AT DECEMBER 31, 2018	$ 700,720
Net income	118,090
BALANCE AT DECEMBER 31, 2019	$ 818,810

See report of independent registered public accounting firm and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 118,090
Adjustments to reconcile net income to net cash flows provided by operating activities:	
(Increase) decrease in current assets:	
Accounts receivable	(52,194)
Due from affiliates	(20,517)
Prepaid and other assets	7,433
Increase in current liabilities:	
Accounts payable and accrued expenses	46,118
Due to affiliates	121,731
NET CASH PROVIDED BY OPERATING ACTIVITIES	220,661
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	553,842
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$ 774,503

See report of independent registered public accounting firm and notes to financial statements.

Note 1 - Organization and Nature of Business

Ultimus Fund Distributors, LLC ("UFD") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934. On February 1, 2019, GTCR LLC acquired UFD. UFD is an Ohio Limited Liability Company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC ("Member"). The ultimate parent of the Member is The Ultimus Group, LLC. UFD began operations on May 31, 2000 and received FINRA membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. UFD serves as the principal underwriter for certain mutual fund groups that have contracted with the Member for the provision of mutual fund services.

On December 31, 2019, UFD merged with Unified Financial Securities, LLC ("together, the "Company"), a fully owned subsidiary of the Member, with UFD surviving the merger. Unified was a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of FINRA. The merger qualifies as a common control transaction as both the Company and Unified are fully owned subsidiaries of the Member. The merger qualifies as a transfer of a business, and the Company will account for the assets acquired and liabilities assumed at net-book value as of December 31, 2019. The equity, and revenue and expense accounts of the Company and Unified are combined in the financial statements presented above, as if the merger occurred as of January 1, 2019, the beginning of the year.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2019, or during the year then ended.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable
Accounts receivable are stated at their contractual outstanding balances and do not bear interest. Accounts receivable are stated at fair value, which reflects the amount management expects to collect from outstanding balances. Accounts are considered past due if any portion of an account has not been paid in full within the contractual terms of the account. The Company assess its ability to collect receivables that are over 90 days past due and provides for an adequate allowance for doubtful accounts based on the Company's collection history, the financial stability and recent

payment history of the customer, and other pertinent factors. Based on these criteria, no allowance for doubtful accounts has been provided at December 31, 2019 since the Company expects no material losses.

Distribution and Licensing Fee Revenue

The Company contracts with mutual fund groups under distribution agreements. The services performed under the distribution agreements include serving as a mutual fund's distributor, qualifying as a broker dealer under all applicable state and/or federal laws in order that the fund's shares may be sold, establishing NSCC FundServ participation membership, processing service and/or distribution fees (12b-1) and transaction-based commissions. The services may also cover the preparation of board and management reports on behalf of each mutual fund's distribution activities. Distribution fees and licensing fees are generally charged at a flat annual fee or an asset based fee for each mutual fund and are recognized as services are provided and billed on a monthly basis in arrears.

Underwriting Income

The Company earns revenue from the sales of securities in which it acts as an underwriter. Underwriting income is recognized on the trade date of the security as all performance obligations have been satisfied as of the date of the trade, and control and benefit of the security has been transferred at the trade date.

Supervision Fee Revenue

The Company licenses registered representatives and maintains their licenses in accordance with rules and regulations of the regulatory authorities. The Company recognizes revenue on a straight-line basis throughout the year as the performance obligations are fulfilled continuously over the course of the contractual service period as supervision monitoring is an ongoing process over the term in which they receive consideration. Supervision fee revenue is included in other income on the statement of operations.

Income Taxes

The Company is a single member LLC which is disregarded for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income is allocated to the Member. The 2016 through 2018 tax years remain subject to examination by the Internal Revenue Service.

The Company applies the provisions of Accounting Standards Codification (ASC) 740-10, Income Taxes, which provides a framework to determine the appropriate level of tax reserves for uncertain tax positions. ASC 740-10 prescribes a "more-likely-than-not threshold" for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires the accrual of interest related to positions that do not meet the more-likely-than-not standard. The Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements.

The Company would classify interest and penalties on material uncertain tax positions as interest expense and operating expense, respectively, in the statement of operations. However, as the Company does not have any uncertain tax positions as of December 31, 2019, no such interest and penalties were recognized.

Registration Fee Expense
Registration fees are recorded at cost and expensed on a pro rata basis over the respective licensing period. The Company incurs fees for FINRA and various state licensing requirements.

Cost Reimbursement
Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives, including FINRA fees and Central Registration Depository ("CRD") advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent pass-through items and are recorded net with no impact to the Company's financial statements.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. The Company places its cash reserves with high credit quality financial institutions. The Company maintains cash deposits in banks which from time to time exceed the federally insured deposit amount of $250,000. The Company does not have any cash equivalents at December 31, 2019.

Segment Reporting
The Company operates as a mutual fund distributor in one business segment. The determination of one segment is based on the review of the Company's financial performance and allocation of its resources on an aggregate level by the chief executive officer, who is the chief decision maker.

New Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-14, "Measurement of Credit Losses on Financial Instruments", which introduces the current expected credit loss methodology ("CECL"). This guidance changes existing impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. The Company adopted the standard on January 1, 2020 using the modified retrospective approach. Adoption of the standard did not have a material impact on the Company's financial statements.

Note 3 - Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement. The Company operates out of an office leased by the Member. In addition, employees and other resources of the Member supported the Company's operations, such as certain administration, accounting and legal services. A $60,000 monthly management fee is paid to the Member under the Cost Assumption Agreement. The total management fee equaled $720,000 for the year ended December 31, 2019.

In the ordinary course of business, the Company may advance funds for the payment of expenses or carry balances for services rendered to Ultimus Group and Ultimus Group's wholly owned subsidiaries.

The due from affiliates balance of $20,517 relates to software and compliance expenses paid by the Company on behalf of affiliated entities and reimbursable funds at affiliated entities.

The due to affiliates balance of $121,731 relates to management fees payable to the Member, and software expenses paid by an affiliated entity that the Company will reimburse.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain a minimum net capital level. At December 31, 2019, the Company had net capital of $598,359 which was $573,359 in excess of its required net capital of $25,000, and a percentage of aggregate indebtedness to net capital of 29%. The Company intends to pay distributions to its Member during 2020, subject to applicable regulatory requirements and approvals.

Note 5 – Contingencies & Uncertainties

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The Company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Based on information currently available, management is not aware of any legal or regulatory claims that would have a material effect on the Company's financial statements and therefore no accrual is required as of December 31, 2019.

Note 6 – Concentration of Revenue and Accounts Receivable

For the year ended December 31, 2019, one customer comprises both 14% of the Company's revenues and 12% of outstanding receivables.

Note 7 – Subsequent Events

The subsequent events for the Company have been evaluated by management through March 27, 2020, the date the financial statements were issued. No subsequent events occurred through this date that requires disclosure.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE A

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1
December 31, 2019

Computation of Net Capital

	Consolidated
Total member equity from Statement of Financial Condition	$ 818,810
Deductions for nonallowable assets:	
Receivable from customers	(159,770)
Receivable from affiliates	(20,517)
Prepaid and other assets	(40,164)
	(220,451)
Net Capital	$ 598,359

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$ 176,144
Percentage of aggregate indebtedness to net capital	29.44%

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 11,743
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of the two above)	$ 25,000
Excess net capital (net capital less minimum net capital)	$ 573,359
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 568,359

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE B

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART II OF FORM X-17A-5)
December 31, 2019

Net Capital, as reported in Ultimus Fund Distributors, LLC Part II (unaudited) FOCUS	230,833
Net Capital, as reported in Unified Financial Securities, LLC Part II (unaudited) FOCUS[1]	333,263
Reclassifications between due to and due from affiliates	31,197
Adjustments to software expense	3,066
Net Capital per the preceding	598,359

[1] As noted in Note 1 of the financial statements, Unified Financial Securities, LLC merged with Ultimus Fund Distributors, LLC on 12/31/19. Management filed a separate FOCUS report for each company as management was waiting for the approval of Form BDW for Unified Financial Securities, LLC. The Form BDW was approved on February 21, 2020.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE C

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2019

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i) as the Company does not carry customer accounts.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE D

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2019

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i) as the Company does not carry customer accounts.

EY
Building a better working world

Ernst & Young LLP
221 East 4th St.
3Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Ultimus Fund Distributors, LLC

We have reviewed management's statements, included in the accompanying Ultimus Fund Distributors, LLC Exemption Report, in which (1) Ultimus Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):((2)(i)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 27, 2020

Ultimus Fund Distributors, LLC
Exemption Report

We as members of management of Ultimus Fund Distributors, LLC, (the 'Company') are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(i), "Special Account for the Exclusive Benefit of Customers" (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), "Special Account for the Exclusive Benefit of Customers" (the "exemption provisions") and (2) we met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019, without exception.

Ultimus Fund Distributors, LLC

I, Stephen Preston, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Stephen Preston
Chief Compliance Officer
Financial and Operations
Principal

March 27, 2020